DISTILLED BATH AND BODY, INC.

FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Distilled Bath and Body, Inc.
Livermore, Colorado

We have reviewed the accompanying financial statements of Distilled Bath and Body, Inc., which comprise the balance sheet as of December 31, 2021, and the related statement of income, statement of equity and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of Distilled Bath and Body, Inc. and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
April 15, 2022

DISTILLED BATH AND BODY, INC.
BALANCE SHEET
DECEMBER 31, 2021
(unaudited)

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	316,085
Inventory		104,855
Due from related party		22,009
TOTAL CURRENT ASSETS		442,949
PROPERTY AND EQUIPMENT		
Property and equipment, net		6,614
OTHER ASSETS		
Intangible assets		63,264
TOTAL ASSETS	$	512,827

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$	51,444
Accrued expenses		14,829
Line of credit		23,209
Notes payable - current portion		730,403
TOTAL CURRENT LIABILITIES		819,885
LONG-TERM LIABILITIES		
Notes payable		22,369
TOTAL LONG-TERM LIABILITIES		22,369
TOTAL LIABILITIES		842,254
SHAREHOLDERS' EQUITY		
Common stock, see note 7		1,000
Additional paid-in capital		146,585
SAFE obligations		841,928
Accumulated deficit		(1,318,940)
TOTAL SHAREHOLDERS' EQUITY		(329,427)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	512,827

See independent accountant's review report and accompanying notes to financial statements.

DISTILLED BATH AND BODY, INC.
STATEMENT OF INCOME
DECEMBER 31, 2021
(unaudited)

REVENUES	$ 1,216,046
COST OF GOODS SOLD	185,596
GROSS PROFIT	1,030,450
OPERATING EXPENSES	
Amortization and depreciation expense	14,890
General and administrative	534,506
Payroll expenses	526,516
Professional fees	125,563
Sales and marketing	616,391
TOTAL OPERATING EXPENSES	1,817,866
NET OPERATING LOSS	(787,416)
OTHER INCOME/(EXPENSES)	
Forgiveness of PPP loan	12,136
Other income	1,246
Interest expense	(30,586)
TOTAL OTHER INCOME/(EXPENSES)	(17,204)
NET LOSS	$ (804,620)

See independent accountant's review report and accompanying notes to financial statements.

DISTILLED BATH AND BODY, INC.
STATEMENT OF EQUITY
DECEMBER 31, 2021
(unaudited)

	Common Stock					
	Shares	Amount	Additional Paid-in Capital	SAFE Obligations	Retained Earnings (Accumulated Deficit)	Total
BEGINNING BALANCE, JANUARY 1, 2021	1,000,000	$ 1,000	$ 146,585	$ 25,000	$ (514,320)	$ (341,735)
Issuance of SAFEs	-	-	-	865,728	-	$ 865,728
Equity issuance costs	-	-	-	(48,800)	-	(48,800)
Net loss	-	-	-	-	(804,620)	$ (804,620)
ENDING BALANCE, DECEMBER 31, 2021	**1,000,000**	**$ 1,000**	**$ 146,585**	**$ 841,928**	**$ (1,318,940)**	**$ (329,427)**

See independent accountant's review report and accompanying notes to financial statements.

DISTILLED BATH AND BODY, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2021
(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (804,620)
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization and depreciation expense	14,890
Forgiveness of PPP loan	(12,136)
(Increase) decrease in assets:	
Inventory	(9,104)
Prepaid expenses and other current assets	7,401
Increase (decrease) in liabilities:	
Accounts payable	(11,077)
Accrued expenses	9,510
CASH USED FOR OPERATING ACTIVITIES	(805,136)
CASH FLOWS FROM INVESTING ACTIVITIES	
Cash used for intangible assets	(76,500)
CASH USED FOR INVESTING ACTIVITIES	(76,500)
CASH FLOWS FROM FINANCING ACTIVITIES	
Draws on line of credit	23,209
Advances to related party	(19,799)
Issuance of SAFE obligations, net of debt issuance costs and conversions	634,709
Issuance of notes payable, net of repayments	530,208
CASH PROVIDED BY FINANCING ACTIVITIES	1,168,327
NET INCREASE IN CASH	286,691
CASH AT BEGINNING OF YEAR	29,394
CASH AT END OF YEAR	$ 316,085
CASH PAID DURING THE YEAR FOR:	
INTEREST	$ 12,889
INCOME TAXES	$ -

See independent accountant's review report and accompanying notes to financial statements.

1. Summary of Significant Accounting Policies

The Company

Distilled Bath and Body, Inc. dba Pit Liquor Deodorant (the "Company") was incorporated in the State of Delaware on November 19, 2020. The Company was originally formed as a Distilled Bath and Body, LLC in the State of Colorado on September 3, 2017. On November 19, 2020, the Company filed a certificate of conversion with both states to convert the Colorado Limited Liability Company to a Delaware Corporation. The Company has created a deodorant that is free of toxic chemicals that instead uses ingredients that are safe enough for humans to consume.

Going Concern

Since Inception, the Company has relied on funds from notes payable, convertible notes, SAFEs, and common stock issued to fund its operations. As of December 31, 2021, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2020, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate funds through revenue producing activities.

Fiscal Year

The Company operates on a December 31st year-end.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021, the Company held no cash equivalents.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2022 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2021.

1. Summary of Significant Accounting Policies (continued)

Accounts Receivable

The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2021, the Company had no accounts receivable.

Inventory

Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. At December 31, 2021, the balance of inventory related to finished goods was $5,748, the balance of inventory related to work in process was $4,002 and the balance of inventory related to raw materials was $95,105.

Property and Equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over three years, while vehicles are depreciated over five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a C Corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and Colorado.

1. Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk

From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling toxic free deodorant. The Company's payments are generally collected upfront. For the year ending December 31, 2021, the Company recognized $1,216,046 in revenue.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

1. Summary of Significant Accounting Policies (continued)

Intangible Assets

The Company accounts for intangible assets (including trademarks and website) in accordance with ASC 350 "Intangibles-Goodwill and Other" ("ASC 350"). ASC 350 requires that goodwill and other intangibles with indefinite lives be tested for impairment annually or on an interim basis if events or circumstances indicate that the fair value of an asset has decreased below its carrying value. In addition, ASC 350 requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis and between annual tests when circumstances indicate that the recoverability of the carrying amount of goodwill may be in doubt. Application of the goodwill impairment test requires judgment, including the identification of reporting units; assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions or the occurrence of one or more confirming events in future periods could cause the actual results or outcomes to materially differ from such estimates and could also affect the determination of fair value and/or goodwill impairment at future reporting dates.

The Company amortizes the cost of our intangible assets over the 5-year estimated useful life on a straight-line basis. Amortization expense amounted to $13,236 for the year ending December 31, 2021.

New Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In August 2020, the FASB issued ASU 2020 – 06, *Debt, Debt with conversion and other options (Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity.* ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

2. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. Property and Equipment

Property and equipment consisted of the following at December 31, 2021:

Property and equipment at cost:

Office Equipment	$ 6,614
Motor Vehicles	5,500
	12,114
Less: Accumulated depreciation	(5,500)
Total	$ 6,614

4. Due from Related Party

During 2021, the majority shareholder of the Company borrowed $22,009 from the Company. The loan carries no interest, minimum monthly payments or maturity date. Management believes that the amount will be paid back to the Company within the next year.

5. Line of Credit

The Company has a $33,000 line of credit with a commercial bank. The line of credit bears 49.65% interest. The line is collateralized by all Company assets. Minimum monthly payments on the line are $930. As of December 31, 2022, the Company had $23,209 outstanding on the line of credit.

6. Notes Payable

Debt consisted of the following at December 31, 2021:

Contract note payable; interest at 14% per annum, maturing in July 2022, monthly payment varying between $25,000 - $190,000, collateralized by Company assets.	$ 727,356
Contract note payable (EIDL Loan); interest at 3.75% per annum, maturing in August 2029, monthly payment of $329, collateralized by Company assets.	25,416
	$ 752,772
Less: Current portion of notes payable	730,403

6. Notes Payable (continued)

Long term portion of notes payable	22,369

Maturity of the notes payable is as follows:

December 31, 2022	$ 730,403
December 31, 2023	3,163
December 31, 2024	3,284
December 31, 2025	3,409
December 31, 2026	3,539
Thereafter	8,974
	$ 752,772

7. Equity

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 5,000,000 shares, at $0.001 par value per share. As of December 31, 2021, 1,000,000 shares have been issued and are outstanding.

SAFE Obligations
During 2020 and 2021, the Company issued a Simple Agreements for Future Equity ("SAFEs") for a total of $890,728, in exchange of an existing convertible promissory notes and additional capital investments. The agreement state if there is an equity financing before the termination of the SAFE, on the initial closing of an equity financing, the SAFE will automatically convert into the number of shares of preferred stock equal to the purchase amount divided by the conversion price which is (1) the SAFE price or (2) the discount price, whichever calculation results in a greater number of shares of preferred stock. The agreements states a post-money valuation cap of $625,000 - $5,750,000 and 90% discount rates.

The Company recorded a total of $48,800 as debt issuance costs, which were associated with acquiring the equity investments as of December 31, 2021.

8. Going Concern

These financial statements are prepared on a going concern basis. The Company registered on September 3, 2017, and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

9. Subsequent Events

Crowdfunding Offering

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Preferred Shares of the Company. The Company is attempting to raise a minimum amount of $50,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through Wefunder Portal LLC (the "Intermediary" aka "Wefunder"). The Intermediary will be entitled to receive a 7.5% commission fee.

Loan Issuance

In February 2022, the Company obtained a short-term loan for $110,000 from Shopify Capital, in which Shopify Capital purchased $121,000 of future receivables from the Company. Repayment of the loan is determined upon the revenue stream of the Company. The Company will remit 17% of daily sales, processed through Shopify to Shopify Capital.

Managements Evaluation

The Company has evaluated subsequent events through April 13, 2022, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.